BART AND ASSOCIATES, LLC
Attorneys at Law

October 15, 2012

Via SEC Edgar Submission

Gabriel Eckstein, Staff Attorney

Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	APT Systems, Inc.

Amendment Number 3 to Registration Statement on Form S-1 Filed

September 24, 2012

Amendment Number 4 to Registration Statement on Form S-1 Filed

September 25, 2012

File No. 333-181597

Dear Mr. Eckstein:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

Cover Page

Comment 1: Please move the disclosure regarding the receipt of offering proceeds that now appears on the Registration Statement facing page to the cover page of the prospectus, in accordance with the last part of prior comment 4.

Answer to Comment 1: The disclosure pertaining to the receipt of offering proceeds has been moved to the cover page of the prospectus.

Risk Factors

Comment 2: We note your response to prior comment 7; however, you disclosure throughout your prospectus that you have “not yet launched operations.” Risk factor disclosure should address risks that have a reasonable possibility of occurrence. It is therefore unclear how you concluded that there is no reasonable possibility that you may be considered a shell company. In fact, because you have limited operations and only nominal assets, we continue to believe that you may be a shell company under Securities Act Rule 405. Please advise or revise in accordance with prior comment 7.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 15, 2012

Answer to Comment 2: The company does not believe it is a shell company. Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets. Based on the fact that the company is actively and aggressively pursuing its business plan, which is to develop stock trading platforms for the financial and handheld markets, the company believes that is has operations that are not “nominal”. Further, while it is currently not generating revenue, it is actively developing its trading platforms for integration into hand held devices, which the company believes will derive substantial revenue in the near future. Due to the fact that the company is actively pursuing its business plan in an effort to grow and generate revenue, the company does not believe that its operations can be considered “nominal”, and for that reason the company does not believe that it is, or has ever been, a “shell company”.

While we stated in our prospectus that we have not yet launched operations, that language was meant to disclose that the company has not yet launched its product, not that the company is idle or is not conducting any operations. The company is in the development stage, is conducting operations that are consistent with a development stage entity, and has not yet been able to fully commence the distribution and sale of its product, but at the same time the Company is focusing all of its operations and efforts on achieving that goal. The Company is a start-up entity that is pursuing its business plan, is currently a development stage entity, and is spending all of its financial resources and efforts on the continued development and growth of its product. To clarify the language disclosed in the prospectus and avoid investor confusion, all references to a “lack of operations” have been removed from the prospectus and revised with more accurate language that better describes the current status of the Company.

Use of Proceeds, page 12

Comment 3: You state in your response to prior comment 10 that issuance and distribution expenses disclosed on Page II-1 are included in the use of proceeds amounts. The Use of Proceeds should be disclosed on a net basis, after issuance and distribution expenses are paid. Please revise.

Answer to Comment 3: After a detailed discussion with the Company regarding its use of proceeds as they apply to the expenses listed on Page II-1, it has been determined that the Use of Proceeds amounts do not include the issuance and distribution amounts listed on page II-1. There was confusion on the part of the Company with respect to the inclusion of the expenses in the Use of Proceeds. The issuance and distribution expenses were all paid out of the initial amount of funds provided by the management of the company. The Use of Proceeds section has been provided on a net basis, and includes only the expenses that will be incurred moving forward over the next twelve months, excluding all issuance and distribution expenses listed on page II-1.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 15, 2012

Comment 4: Regarding your revision in response to prior comment 11, please note that where you may change the use of proceeds based on certain contingencies, such as increases in costs as you specify in the first risk factor starting at the bottom of page 11, Instruction 7 to Item 504 of Regulation S-K requires that you discuss how you will use the proceeds when those contingencies occur. Please revise to provide that disclosure in this section or in the relevant risk factor.

Answer to Comment 4: The Risk Factor mentioned in Comment 4 has been revised to state how specific proceeds will be used to handle any contingencies that arise.

We are an “emerging growth company”….page 6

Comment 5: Regarding the risk factor on page 6 in response to prior comment 1, please revise the date in part (ii) of the first paragraph to conform to the language in section 2(a)(19)(B) of the Securities Act and section 3(a)(80)(B) of the Exchange Act. A company is an emerging growth company until the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under an effective registration statement

Answer to Comment 5: Part (ii) of this risk factor has been revised to reflect the correct date.

Comment 6: Please provide disclosure regarding the extent to which the exemption for emerging growth companies is available to you as a Smaller Reporting Company, in accordance with our prior comment 1.

Answer to Comment 6: Language has been added to the risk factor relating to the Company’s smaller reporting company status as it applies to its emerging growth exemption.

Description of Business

Executive Summary, page 24

Comment 7: Refer to the last sentence of the third paragraph. Please disclose the substance of your response to prior comment 16, including the lack of a formal agreement to provide funds and lack of recourse if management does not advance money as agreed.

Answer to Comment 7: The substance of the response to prior comment 16 has been disclosed at the end of the third paragraph of the executive summary.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 15, 2012

Competition, competitive position in the industry and methods of competition, page 25

Comment 8: Regarding your response to prior comment 19, please note that hyperlinked information such as the websites in your revised disclosure must be filed as part of your prospectus and is subject to Section 11 liability under the Securities Act. Please refer to Release No. 33-7856 footnote 41 and revise your disclosure or file the hyperlinked information. In addition, as it appears that you are relying on the information that you hyperlinked, provide us a copy of each source with markings to highlight the section containing the material on which you rely, in accordance with the second sentence in our comment.

Answer to Comment 8: The entire paragraph containing the language prior to the hyperlink, as well as the hyperlink itself, has been removed. The language was irrelevant to describe the competition in the industry as well as the manner in which the Company intends to provide a better product than its competitors.

Sources and availability of raw materials and the names of principal suppliers, page 26

Comment 9: We note your response to prior comment 21; however, it is unclear under what authority Mr. Gagnon signed the registration statement. Please advise. In addition, file the amended Employment Agreement reflecting the revised terms that you specify in your response.

Answer to Comment 9: Mr. Gagnon has signed this registration statement in his capacity as Secretary, Chief Financial Officer and Director. This has been revised and is now reflected on the Signature Page of the Registration Statement. The First Amendment to the Executive Employment Agreement has been filed as Exhibit 10.2 to Amendment Number 5 of the S-1.

Government and Industry Regulation, page 26

Comment 10: Please identify the regulations that specifically apply to your business, in accordance with prior comment 22.

Answer to Comment 10: The specific regulations that apply to the Company’s business have been disclosed in the “Government and Industry Regulation” section.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 15, 2012

Indemnification

Comment 11: Regarding your revision in response to prior comment 31, please expand to disclose the indemnification that is provided to selling shareholders, as indicated by your statement “[e]xcept as provided for indemnification of selling stockholders.”

Answer to Comment 11: The language stating “Except as provided for indemnification of selling shareholders” was included in the Amended Registration Statement in error, and has been removed. Only the language stating that we have not agreed to indemnify our selling shareholders remains in the Registration Statement.

Part II Information Not Required in Prospectus

Signatures, page II-4

Comment 12: In accordance with our prior comment 33, please revise the signature page so that directors sign in their capacity as directors and not on behalf of the registrant. Refer to the Signatures portion of Form S-1 instruction (1).

Answer to Comment 12: This change has been made to the signature page.

Item 16, Exhibits

Exhibit 5.1

Comment 13: Please note that because the shares that you are registering will be sold by the company and by selling shareholders, your opinion must comply with the requirements of both II.B.1.a and II.B.2.h of Staff Legal Bulletin No. 19 (October 14, 2011). Your amended opinion no longer opines on the shares that the company will issue. Please file a revised opinion.

Answer to Comment 13: This revision has been made to Exhibit 5.1.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for APT Systems, Inc.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com